Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

February 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, D.C. 20549-3628

Attention:	Shane Callaghan
Christina Chalk

Re:	Theseus Pharmaceuticals, Inc.
Schedule 14D-9/A filed January 30, 2024
File No. 005-92944

Dear Mr. Callaghan and Ms. Chalk:

This letter (this “Response Letter”) is submitted on behalf of Theseus Pharmaceuticals, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated February 2, 2024 (the “Comment Letter”) with respect to the Company’s Schedule 14D-9/A (File No. 005-92944), filed with the Commission on January 30, 2024, which amended and supplemented the Company’s Schedule 14D-9 filed with the Commission on January 10, 2024 (the “Schedule 14D-9”). The Company is concurrently filing Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”), which includes changes in response to certain of the Staff’s comments and makes certain other updates to the Schedule 14D-9.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Schedule 14D-9 and page references in the responses below refer to the Amendment No. 2. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amendment No. 2.

The Solicitation or Recommendation, page 12

1.	We reissue in part prior comment 2 in our letter dated January 22, 2024. While you have clarified that the Company decided to pursue strategic alternatives other than a reverse merger transaction in early November 2023, please specify the “changes in market conditions” that led to this change in strategy.

Response: The Company respectfully advises the Staff that it has provided the requested disclosure on page 2 of the Amendment No. 2 in response to the Staff’s comment.

2.	We reissue prior comment 6 in our letter dated January 22, 2024. Please revise the section entitled ‘Theseus Management Dissolution Analysis’ to summarize the material assumptions and limitations of management’s dissolution analysis, including but not limited to: (i) why management assumed that 70% of the available cash would be disbursed to stockholders at the commencement of the dissolution process, (ii) how management considered several uncertain factors (such as those described on page 23 of the Schedule 14D-9) in assuming that 75% of the remaining portion of cash would be available for later distribution, and (iii) how management calculated the 5.0% discount rate.

Response: The Company respectfully advises the Staff that it has provided the requested disclosure on page 3 of the Amendment No. 2 in response to the Staff’s comment.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at BLiggio@goodwinlaw.com or (617) 570-1622.

Sincerely,

/s/ Blake Liggio
Blake Liggio

CC:      Bradford D. Dahms, President and Chief Financial Officer

Theseus Pharmaceuticals, Inc.

Blake Liggio, Esq.

Robert Puopolo, Esq.

Goodwin Procter LLP